Exhibit (d)(35)

Robeco Investment Management

August 31, 2007

Edward J. Roach

President

The RBB Fund, Inc.

Bellevue Park Corporate Center

103 Bellevue Parkway

Wilmington, DE 19809

Re:	Robeco Investment Funds

Dear Mr. Roach:

By our execution of this letter agreement (the “Agreement”), intending to be legally bound hereby and effective as of the date noted above, Robeco Investment Management, Inc. agrees that in order to maintain the established expense ratios of the Robeco Investment Funds, which is comprised of the Robeco WPG Core Bond Fund, Robeco WPG Tudor Fund, Robeco Boston Partners Large Cap Value Fund, Robeco Boston Partners Mid Cap Value Fund, Robeco Boston Partners Small Cap Value Fund II, Robeco Boston Partners All Cap Value Fund, Robeco Boston Partners Long/Short Equity Fund and Robeco WPG 130/30 Large Cap Core Fund (each a “Fund” and collectively the “Funds”), of The RBB Fund, Inc., WPG shall, until further notice, but in no event terminating before December 31, 2008, waive all or a portion of its investment advisory fees and/or reimburse expenses (other than brokerage commissions, extraordinary items, interest, taxes and any other items as agreed upon by both parties from time to time) in an aggregate amount equal to the amount by which a Fund’s total operating expenses (other than brokerage commissions, extraordinary items, interest, taxes and any other items as agreed upon by both parties from time to time) exceeds a total operating expense ratio (other than brokerage commissions, extraordinary items, interest, taxes and any other items as agreed upon by both parties from time to time) of:

•

0.68%, 0.53% and 0.43% (excluding short sale dividend expense) of the average daily net assets of the Investor Class, Retirement Class and Institutional Class, respectively, of the Robeco WPG Core Bond Fund.

•	1.70% (excluding short sale dividend expense) of the average daily net assets of the Institutional Class of the Robeco WPG Tudor Fund.

•	0.75% and 1.00% (excluding short sale dividend expense) of the average daily net assets of the Institutional Class and Investor Class, respectively, of the Boston Partners Large Cap Value Fund.

•	1.00% and 1.25% (excluding short sale dividend expense) of the average daily net assets of the Institutional Class and Investor Class, respectively, of the Boston Partners Mid Cap Value Fund.

•	1.55% and 1.80% (excluding short sale dividend expense) of the average daily net assets of the Institutional Class and Investor Class, respectively, of the Boston Partners Small Cap Value Fund II.

•	0.95% and 1.20% (excluding short sale dividend expense) of the average daily net assets of the Institutional Class and Investor Class, respectively, of the Boston Partners All Cap Value Fund.

•	2.50% and 2.75% (excluding short sale dividend expense) of the average daily net assets of the Institutional Class and Investor Class, respectively, of the Boston Partners Long/Short Equity Fund.

•	2.14% and 2.37% (excluding short sale dividend expense) of the average daily net assets of the Institutional Class and Investor Class, respectively, of the Robeco 130/30 Large Cap Core Fund.

Except to the extent of questions arising over miscalculated fees or a good faith dispute over the excluded categories described above, the Adviser acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2) it shall not be entitled to collect on or make a claim for reimbursed Fund expenses at any time in the future.

ROBECO INVESTMENT MANAGEMENT, INC.

By:	/s/ William G. Butterly
Name:	William G. Butterly, III
Title:	Senior Managing Director

Your signature below acknowledges acceptance of this Agreement:

By:	/s/ Edward J. Roach
Edward J. Roach President and Treasurer The RBB Fund, Inc.